

Mailstop 3561

February 11, 2019

Aaron LoCascio
Chief Executive Officer
Greenlane Holdings, Inc.
6501 Park of Commerce Boulevard, Suite 200
Boca Raton, Florida 33487

> **Re: Greenlane Holdings, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 18, 2019**
> **CIK No. 0001743745**

Dear Mr. LoCascio:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Recent Private Financing, page 11

1. We note your disclosure that the convertible promissory notes will automatically settle into shares of Class A common stock in connection with the closing of this offering at a settlement price equal to 80% of the initial public offering price. We also note your disclosure that in connection with the sale of such convertible promissory notes, you have agreed with each purchaser of at least $5 million principal amount of the notes, that the underwriters will provide such noteholders the option to purchase additional shares of Class A common stock in this offering. Please revise your disclosure on page 12 to include the number of shares of Class A common stock to be issued if the holders of at least $5 million principal amount of the notes, purchase additional shares of Class A

common stock in this offering. In this regard, we note that you have only included a placeholder for the shares of Class A common stock to be issued pursuant to the settlement price of 80% of the initial public offering price.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Nine Months Ended September 30, 2018 and 2017

Net Sales, page 95

2. We note your explanation of several factors that explain why net sales increased in the nine months ended September 30, 2018 as compared to the comparative period. The increases attributed to the addition of new product lines and the new distribution agreements with key suppliers do not fully explain the entire increase. Please describe the material reasons for all portions contributing to the increase. If your disclosure regarding the increase in the number of sales representatives is intended to explain the rest of the increase, please address how the increase in sales representatives quantitatively impacted net sales.

You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202)551-3792, Lilyanna Peyser, Special Counsel, at (202)551-3222 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Eric M. Hellige
        Jennifer N. Wang